March 17, 2017

Mr. Amanda Ravitz, Assistant Director
Securities Exchange Commission
Division of Corporation Finance
Office of Electronics and Machinery
1100 F Street N.E.
Washington, D.C. 20549

Re:	Ionix Technology, Inc.
Amendment No. 1 to Form 10-K for the fiscal year ended June 30, 2016
Filed February 15, 2017
Form 10-Q for Fiscal Quarter Ended December 31, 2016
File No. 000-54485

Dear Ms. Ravitz,

Ionix Technology, Inc., a Nevada corporation (the “Company”), has received and reviewed your letter dated March 7, 2017 (the “Comment Letter”), which responded to the Company’s response letter dated February 15, 2017, both of which related to the Company’s above-referenced filings as filed with the Securities & Exchange Commission (the “Commission”) originally on October 11, 2016 and by amendment No. 1 on February 15, 2017, File No. 000-54485. Specific to your comments, our responses below are in addition to those filed via the Edgar system.  The following numbered responses correspond to those numbered comments as set forth in the Comment Letter.

Amendment No. 1 to Form 10-K for the Fiscal Year Ended June 30, 2016

Competition, page 10

1.
We note your response to prior comment 1 and your revised disclosure.  Please tell us whether you have derived a material amount of your historical revenue from producing specialized products for your customers.  Also please confirm that you will clarify your disclosure in your future filings regarding the portion of the products that you supply that are based on standardized specifications versus those that you supply that are based on your customers’ specifications.

RESPONSE:

The Company’s historical revenue has been derived from the production and sale of both standardized and specialized products, specifically 18650-2000mAh lithium ion batteries for use in lithium cell electronic bicycles, balance cars, scooters, electric vehicles, special vehicles at low speed, energy storage, and other products. Total revenue during the year ended June 30, 2016 was $1,970,345 which was comprised of $1,772,845 generated from the sale of standardized lithium ion battery cells and $197,500 in revenue generated from the sale of specialized products which are tailored to our customer’s needs. We believe the revenue generated from the sale of specialized products, which represented 11.14% of our total revenue during the year ended June 30, 2016, is material in comparison to our overall revenue, and will continue to increase in future periods. The Company utilized a rule of thumb threshold of 10% in determining whether sales of specialized products was “material” to our operations.

We have revised our filing accordingly in Item 1 Business, regarding our Products but believe this information was best suited to be included in the Management’s Discussion and Analysis of Financial Condition and Results of Operations on page 15. In our future filings, the Company will disclose the portion of products that are supplied based on standardized specifications versus those based on customers’ specifications.

Properties, page 12

2.
We note your response to prior comment 2.  Please clarify in your response whether this is the address of your registered agent.  Also, if this address is not the address of your principal executive office as you indicated in your response, please revise your cover page accordingly.

RESPONSE: 3773 Howard Hughes Pkwy, Suite 500S, Las Vegas, NV 89169 is the address of our registered agent and we do not maintain office space there. We have revised the cover page accordingly to include the address of our principal executive offices in China and will include this disclosure in future filings.

Signatures, page 33

3.	We note your response to prior comment 4. Please revise future filings to parenthetically indicate who has signed your report on the company’s behalf as the principal financial officer.

RESPONSE: We will revise future filings accordingly.

Form 10-Q for the Period Ended December 31, 2016

4.
We note your discussion regarding your increase in revenues during the three and six months ended December 31, 2016 compared to December 31, 2015.  Please tell us in more detail what “High-end intelligent electronic equipment, the module of new energy power system and high-end intelligent electronic equipment in the PRC” entails.  Also, tell us when you commenced these operations.  Please revise future filings as appropriate.

RESPONSE:

 “High-end intelligent electronic equipment and the module of new energy power system” refers to the Company’s power banks and LCD screens being manufactured by the Company’s indirect wholly-owned subsidiaries. The power bank is a 5 volt 2 amp, 20000mAh lithium ion battery powered portable device offering charging time of 12-18 hours that is intended to be utilized as a power source for electronic devices such as the iphone, ipad, mp3/mp4 players, PSP gaming systems, and cameras.  The module of new energy power system refers to an LCD screen that is manufactured for small devices such as video capable baby monitors, electronic devices such as tablets and cell phones, and for use in televisions or computer monitors.

These operations commenced in August and September of 2016, respectively, by and through the Company’s two indirect wholly-owned subsidiaries, Lisite Science Technology (Shenzhen) Co., Ltd (“Lisite Science”), and Shenzhen Baileqi Electronic Technology Co., Ltd. (“Baileqi Electronic”). Lisite Science is a manufacturing base for the Company and focuses on developing and producing electronic equipment, specifically the power banks. Baileqi Electronic is a manufacturing base for the Company and focuses on development and production of the LCD screen for civil electronic products.

We will revise future filings to incorporate additional information about the products we produce and our operations relating to these products.

In connection with the Company’s responding to the comments set forth in the March 7, 2017 letter, the Company acknowledges that:

• The Company is responsible for the adequacy and accuracy of the disclosure in the Filing;

• Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Filing; and,

• The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

A copy of this letter and any related documents have also been filed via the EDGAR system. Thank you for your courtesies.

Sincerely,

/s/Doris Zhou
Doris Zhou
Chief Executive Officer